AMG OIL LTD.
(An Exploration Stage Company)
Consolidated Financial Statements
For the 175-day period ended September 30, 2009 (Expressed in United States Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of AMG Oil Ltd. (an exploration stage company) have been prepared by management in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available. The financial information contained elsewhere in this information circular has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the Company’s assets are safeguarded. All transactions are authorized and duly recorded and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

“Ilan Diamond”	“Alan Rootenberg”
Chief Executive Officer	Chief Financial Officer

Toronto, Ontario
November 13, 2009

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF AMG OIL LTD.
(An Exploration Stage Company)

We have audited the consolidated balance sheet of AMG Oil Ltd. (an exploration stage company) as at September 30, 2009 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the 175-day period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and the results of its operations and its cash flows for the 175-day period then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada November 13, 2009

COMMENTS BY AUDITORS FOR US READERS
ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated November 13, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
November 13, 2009

AMG OIL LTD.
(An Exploration Stage Enterprise)
Consolidated Balance Sheet
As at September 30, 2009
(Expressed in United States Dollars)

Assets
Current Assets
Cash and cash equivalents (note 6)	$2,354,628
Goods and services tax receivable	9,437
Prepaid expenses	12,978
Total Current Assets	2,377,043

Equipment Deposit (note 7)	372,600
Oil and Gas Licenses (note 8)	6,662
Total Assets	$2,756,305

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$126,977
Total Current and Long-Term Liabilities	126,977

Shareholders’ Equity
Share Capital (note 10)	3,478,894
Contributed Surplus (notes 9 and 10(e))	519,061
Deficit	(1,368,627)
Total Shareholders’ Equity	2,629,328
Total Liabilities and Shareholders’ Equity	$2,756,305

Nature of Operations, Basis of Presentation and Going Concern (note 1)

Approved on Behalf of the Board
“Alan Friedman”	(signed) Director
“Ilan Diamond”	(signed) Director

See notes to consolidated financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Consolidated Statement of Operations, Comprehensive Loss and Deficit
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

Expenses
Consulting fees (note 9)	$634,081
Share-based compensation (note 10c)	418,907
Professional fees	127,811
Technical consulting (note 9)	102,664
Travel and entertainment	76,249
Office and general	13,177
Transfer agent and filing fees	5,878
Marketing	4,568
Loss before other item	(1,383,335)
Foreign exchange gain	14,708
Net loss and comprehensive loss for the period	(1,368,627)
Deficit, beginning of period	-
Deficit, end of period	$(1,368,627)

Basic and diluted loss per share	$(0.05)
Weighted average number of common shares outstanding	26,415,343

See notes to consolidated financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Consolidated Statement of Cash Flows
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

Operating Activities
Net loss for the period	$(1,368,627)
Non-cash item
Shares issued for consulting fees	485,929
Share-based compensation	418,907
(463,791)
Changes in non-cash working capital
Goods and services tax receivable	(9,437)
Prepaid expenses	(12,978)
Accounts payable and accrued liabilities	126,977
Cash used for operating activities	(359,229)

Investing Activities
Equipment deposit	(372,600)
Oil and gas licenses	(6,662)
Cash used for investing activities	(379,262)

Financing Activity
Net proceeds from the issuance of common shares	2,195,771

Cash acquired through the acquisition of AMG Oil Ltd.	897,348

Increase in cash and cash equivalents	2,354,628
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$2,354,628

Supplemental cash flow information
Interest paid	$-
Income taxes paid	$-
Shares issued as finder’s fees related to the reverse takeover transaction	$60,000
Warrants issued to agents as compensation for services provided	$100,154

See notes to consolidated financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

1.	Nature of Operations, Basis of Presentation and Going Concern

AMG Oil Ltd. was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. (“AMG” or the “Company”) on July 27, 1998. On November 25, 2008, the Company's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction. On September 1, 2009, AMG completed a share exchange with Adira Energy Corp. (“Adira”), an oil and gas exploration and development company incorporated under the Ontario Business Corporations Act, on April 8, 2009 which resulted in a reverse takeover by Adira of AMG (note 2).

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. To September 30, 2009, the Company has incurred losses of $1,368,627 since inception. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than amounts recorded on the consolidated balance sheet. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Share Exchange Agreement

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira in exchange for shares of AMG. As part of the arrangement, Adira conducted a share split to increase Adira’s number of issued and outstanding common shares from 22,500,000 to 31,200,000. The share exchange ratio was one common share of AMG for each issued and outstanding common share of Adira. The proposed transaction was further subject to Adira completing a private placement of a minimum of $2,000,000 by issuance of 8,000,000 units (note 10(b)).

Pursuant to the share exchange agreement dated September 1, 2009, AMG acquired all of the issued and outstanding common shares of Adira by issuing 39,040,001 common shares of the Company to Adira’s shareholders on a one for one basis.

As a result, the original shareholders of AMG own 37% of the shares of the resulting Company and the former shareholders of Adira own 63% of the resulting Company as follows.:

Issued and outstanding number of shares after share exchange		Percentage
AMG	23,200,000	37%
Adira	39,040,001	63%
Total outstanding shares	62,240,001	100%

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

2.	Share Exchange Agreement (continued)

As the shareholders of Adira obtained control of the resulting Company, the share exchange was considered to be a reverse takeover (“RTO”) transaction. Accordingly for accounting purposes Adira is the acquirer. The assets and liabilities of Adira are included at carrying value and the assets and liabilities of AMG are included at fair value.

Share capital represents the authorized and issued number of shares of AMG (the legal parent) and the share capital amount, contributed surplus and deficit of Adira (the legal subsidiary), the ongoing operating company (note 10).

3.	Significant Accounting Policies Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States, as described in note 13.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiary, Adira, and its wholly-owned integrated subsidiaries, Adira Energy Israel Ltd. and Adira Energy Israel Service Ltd., hereinafter collectively referred to as the “Company”. All intercompany account balances and transactions have been eliminated.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar.

All transactions in currencies other than the US dollar are translated as follows:

o	Monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date;
o	Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and
o	Expenses, at the rate in effect on the date of the transaction.

Exchange gains or losses are included in operations in the period in which they occur.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Significant areas requiring the use of management estimates relate to accrued liabilities, the determination of variables used in the calculation of share-based compensation and warrants issued to agents, and determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash and cash equivalents with high credit quality financial institutions.

Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held- for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with GAAP.

The Company has no items of other comprehensive income in the period presented. Therefore, net loss as presented in the Company’s consolidated statement of operations equals comprehensive loss.

Share-Based Compensation

The Company accounts for share-based compensation using a fair value based method with respect to all stock- based payments measured and recognized, to directors, employees and non-employees. For payments of services through the issuance of shares, the fair value is the market price of the shares issued by the Company or the value of the services received, depending on which is the more reliable measure.

For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants are measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options or warrants are accrued and charged either to operations, oil and gas interests, or share issue costs with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Asset Retirement Obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. As at September 30, 2009, the Company has determined that it has no material AROs to record in the consolidated financial statements.

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date all exploration costs have been charged to operations.

Development costs, which include the costs of wellhead equipment, development drilling costs and handling facilities, applicable geological and geophysical costs, and the costs of acquiring or constructing support facilities and equipment, are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface will be expensed as operating costs. If and when the Company achieves production, acquisition costs of proved properties will be depleted using the unit-of-production method based on proved reserves. Capitalized exploratory drilling costs and development costs will be depleted on the basis of proved developed reserves by area. Support facilities and equipment will be depreciated on a straight-line basis over their useful lives.

Property costs by area are reviewed for impairment at least annually to consider whether there are conditions that may indicate impairment. The carrying value of each property is compared to its net recoverable amount as estimated by quantifiable evidence of the market value of similar land or geological resources. If the carrying value is found to exceed the estimated net recoverable amount, a write down will be recorded.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim financial statements for the three months ended December 31, 2011, which must include restated interim results for the three month period ended December 31, 2010, prepared on the same basis. The conversion to IFRS will impact the Company’s accounting policies, information technology and data system, internal control over financial reporting, and disclosure controls and procedures. The Company is currently evaluating the future impact of IFRS on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to the Company’s interim and annual consolidated financial statements relating to fiscal years commencing October 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.	Financial Instruments and Risk Management

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- held-for-trading; and
Accounts payable	- other financial liabilities.

The carrying values of cash and cash equivalents, and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by holding them at major Canadian financial institutions in accordance with the Company’s investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. As times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents. The Company’s exposure is for cash held in bank accounts of $494,628 and term deposits totaling $1,860,000.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

4.	Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As at September 30, 2009, the Company had cash and cash equivalents of $2,354,628, which will be used to settle current accounts payable and accrued liabilities in the amount of $126,977, fund the development of the Company’s oil and gas properties and to meet administrative overhead costs for the ensuing year.

The Company’s accounts payable and accrued liabilities are due within 30 days.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents. The Company has two term deposits totaling $1,860,000 that mature October 7, 2009 and November 9, 2009, which earn interest rate of 0.11% and 0.07%, respectively. An increase of 0.5% in the interest rates of similar instruments would have a nominal effect on the fair value of the term deposits.

(ii) Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States and Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. A significant change in the currency rates between the Canadian dollar relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% on the Canadian dollar or the Israeli shekel relative to the US dollar would not have a significant effect on the Company.

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

5.	Capital Management

The Company is an exploration stage company and currently does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

5.	Capital Management (continued)

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.

6.	Cash and Cash Equivalents

The Company has the following term deposits outstanding as at September 30, 2009:

A $1,800,000 term deposit purchased on September 8, 2009 with a 0.11% interest rate that matures on October 7, 2009; and

A $60,000 term deposit purchased on September 10, 2009 with a 0.07% interest rate that matures on November 9, 2009.

7.	Equipment Deposit

Equipment deposit consists of a deposit for the purchase of drilling equipment in Israel.

8.	Oil and Gas Licenses

The Company has two licenses to explore for oil and gas in Israel. The initial license (the “Gabriella License”) comprises an area of approximately 31,000 acres and is effective until December 15, 2011. The second license (the "Yitzhak License") is approximately 10 kilometres off the Israeli coast and comprises an area of approximately 97,000 acres and is effective until July 14, 2012. The Yitzhak License is directly to the north of and contiguous to the Company's Gabriella License. The Yitzhak License was officially awarded subsequent to the period-end.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

9.	Related Party Transactions

During the 175-day period ended September 30, 2009, the Company incurred the following with related parties:

$148,152 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director and officers of the Company;

$75,000 in technical consulting fees to a company in which a director is the President and Chief Operating Officer; and

$20,000 in technical consulting fees to a corporation controlled by an officer.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	Share Capital

	(a)	Authorized

Unlimited number of common shares without nominal or par value.

	(b)	Issued and outstanding common shares:

	Number of
	Shares	Amount
AMG
Balance, April 8, 2009 and September 1, 2009	23,200,000	$232

Adira
Balance, April 8, 2009	-	-
Shares issued for services rendered (note 10(b)(i))	12,000,000	485,929
Shares issued in private placement (note 10(b)(ii))	10,500,000	424,759
Share split (note 10(b)(iii))	8,700,000	-
Broker compensation shares issued (note 10(b)(iv))	240,001	60,000
Shares issued in private placement (note 10(b)(iv))	7,600,000	1,900,000
Balance September 1, 2009	39,040,001	2,870,688

Shares exchanged on RTO (note 2)	39,040,001	897,116
Shares issued in private placement (note 10(b)(iv))	400,000	100,000
Share issue costs	-	(389,142)
Balance, September 30, 2009	62,640,001	$3,478,894

(i)

Adira issued 12,000,000 common shares upon incorporation to directors of Adira for services performed prior to incorporation. An expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totaling $485,929, was charged to consulting fees. The shares were valued at their fair value based on the price that arm’s length individuals subscribed to near the same date.

(ii)	In April 2009, Adira issued 10,500,000 common shares at CDN $0.05 per share for gross proceeds of $424,759.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

10.	Share Capital (continued)

	(b)	Issued and outstanding common shares (continued)

		(iii)	Pursuant to the RTO (note 2), the 22,500,000 shares of Adira were split into an aggregate of 31,200,000 shares.

(iv)

During the 175-day period ended September 30, 2009, Adira issued 7,600,000 units at $0.25 per unit for gross proceeds of $1,900,000. AMG issued 400,000 of the units at $0.25 per unit for gross proceeds of $100,000 subsequent to the completion of the RTO. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder’s fee at a deemed cost of $0.25 per share for a total deemed cost of $60,000 and 500,770 warrants to agents as finders’ fees valued at $100,154. The warrants are exercisable at $0.25 per common share and expire August 31, 2011. The fair value of these agent’s warrants was $100,154 were calculated using the Black-Scholes option pricing model. An additional $228,988 of share issuance costs were incurred.

	(c)	Stock options

The Company has a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company’s board of directors provided that the exercise price is no less than the market price at the date of the grant.

The Company has four categories of stock options that have different vesting periods:

		(i)	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.

		(ii)	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.

		(iii)	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(iv)

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Company. In the event they are not elected as a director, all options granted expire immediately.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

10.	Share Capital (continued)

	(c)	Stock options (continued)

A summary of the status of the stock option plan and changes during the period is as follows:

			Weighted
	Number of	Number of	Average
	Options	Options	Exercise
	Outstanding	Exercisable	Price

Balance, April 8, 2009	-	-	$-
Granted	3,984,000	-	$0.25

Balance, September 30, 2009	3,984,000	-	$0.25

					Average
Stock					Remaining
Option		Grant Date	Exercise	Number of	Contractual
Type	Expiry Date	Fair Value	Price	Options	Life
Type A	August 20, 2014	$ 0.30	$ 0.25	1,263,000	4.89
Type B	August 20, 2014	$ 0.30	$ 0.25	746,000	4.89
Type C	August 20, 2014	$ 0.30	$ 0.25	1,325,000	4.89
Type A	September 23, 2014	$ 0.23	$ 0.25	150,000	4.98
Type D	September 23, 2014	$ 0.23	$ 0.25	500,000	4.98

				3,984,000

(d)	Share purchase warrants

As at September 30, 2009, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price
Balance, April 8, 2009	-	$-
Issued	4,500,770	0.47

Balance, September 30, 2009	4,500,770	$0.47

		Grant Date	Exercise	Number of
Issue Date	Expiry Date	Fair Value	Price	Warrants
August 4, 2009	August 4, 2011	$ 0.25	$ 0.50	4,000,000
August 4, 2009	August 4, 2011	$ 0.25	$ 0.25	500,770

				4,500,770

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

10.	Share Capital (continued)

(e) Contributed surplus

2009
Balance, April 8, 2009	$-
Stock options	418,907
Agent’s warrants issued	100,154

Balance, September 30, 2009	$519,061

The stock options granted totaling $418,907 were expensed as share-based payments and the agent’s warrants issued totaling $100,154 were allocated to share issue costs.

The Company uses the Black-Scholes option pricing model to value stock options granted and compensatory share purchase warrants issued. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used:

2009
Risk-free interest rate	2.19%
Expected life	4.67 years
Expected stock price volatility	174.07%
Expected dividend yield	0.00%

Share-based compensation charges relating to stock options granted for the 175-day period ended September 30, 2009 was $1,095,833. The shares vest over the next three years, therefore, the expense will be recognized as follows:

2009	$418,907
2010	418,907
2011	163,182
2012	94,837
$1,095,833

For the purposes of the estimation of fair value of certain share purchase warrants, the following weighted average assumptions were used:

2009

Risk-free interest rate	1.32%
Expected life	1.92 years
Expected stock price volatility	183.37%
Expected dividend yield	0.00%

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

11.	Income Taxes

A reconciliation of income tax provision computed at the statutory rate to the reported income tax provision is as follows:

2009

Income tax benefit computed at statutory rate	$(451,600)
Share issue costs	(12,700)
Share-based compensation	138,300
Change in timing difference	(56,100)
Effects of change in tax rates	46,400
Change in valuation allowance	335,700

$0

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The significant components of future income tax assets are as follows:

2009

Future tax assets
Share issue costs	$165,000
Non-capital losses carried forward	2,392,000
Total future income tax assets	2,557,000
Tax rate	29%
741,500
Valuation allowance	(741,500)
Net future income tax assets	$0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized in the foreseeable future.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

11.	Income Taxes (continued)

As at September 30, 2009, the Company has approximately $2,391,900 of non-capital losses that may be applied to reduce future income for Canadian income tax purposes. The potential future tax benefit of these losses has not been recorded in these consolidated financial statements. The losses expire as follows:

Expiry Date	Amount
2017	$21,800
2018	178,000
2019	89,000
2020	246,300
2021	124,300
2022	90,700
2023	62,600
2024	64,000
2025	18,800
2026	36,300
2027	25,300
2028	282,700
2029	1,152,100
$2,391,900

12.	Segmented Information

	Canada	Israel	Total
Cash and cash equivalents	$2,354,628	$-	$2,354,628
Equipment deposit	-	372,600	372,600
Oil and gas licenses	-	6,662	6,662
Other assets	22,415	-	22,415
Total	$2,377,043	$379,262	$2,756,305

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

13.	Differences between Canadian GAAP and US GAAP

Recent accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles”. ASC 105 establishes the FASB Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will now issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. The Company has updated references to US GAAP.

In June 2009, the Company adopted guidance issued by the FASB and included in ASC 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events.

In April 2009, the Company adopted guidance issued by the FASB and included in (a) ASC 805, “Business Combinations”, and (b) ASC 810, “Non-Controlling Interests in Consolidated Financial Statements”. The application of these ASCs is intended to improve, simplify and converge internationally the accounting for business combinations and the reporting of non-controlling interests in the Company’s consolidated financial statements.

(a)

ASC 805 requires an acquiring entity in a business combination to: (i) recognize all (and only) the assets acquired and the liabilities assumed in the transaction; (ii) establish an acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and (iii) disclose to investors and other users all of the information they will need to evaluate and understand the nature of, and the financial effect of, the business combination; and (iv) recognize and measure the goodwill acquired in the business combination or a gain from bargain purchase.

(b)

ASC 810 is intended to improve the relevance, comparability and transparency of financial information provided to investors by requiring all entities to: (i) report non-controlling (minority) interests in subsidiaries in the same manner, as equity but separate from the parent’s equity, in consolidated financial statements; (ii) net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the face of the consolidated statement of operations; and (iii) any changes in the parent’s ownership interest while the parent retains the controlling financial interest in its subsidiary be accounted for consistently.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

13.	Differences between Canadian GAAP and US GAAP (continued)

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value”. This ASU clarifies how an entity should measure the fair value of liabilities and that restrictions on the transfer of a liability should not be included in its fair value measurement. The effective date of this ASU is the first reporting period after issuance date, August 26, 2009. The Company adopted this ASU for the period ended September 30, 2009.

There are no material differences between Canadian and US GAAP; however, potential differences that could occur are summarized as follows.

Exploration expenditures

Under Canadian GAAP, acquisition costs of oil and gas properties and exploration expenditures are capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Income taxes

Under US GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.